SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: 55 61 3429-5600

TELEMIG CELULAR PARTICIPAÇÕES S.A.
REPORTS FIRST QUARTER 2006 RESULTS

- EBITDA of R$87 million or 35% of net service revenues
- Net income of R$32 million for the quarter
- 57,126 net additions during the quarter
- Market share in the Triângulo Mineiro region estimated at 15% in less than one year after the launch of operations

Brasília, May 26, 2006 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of wireless telecommunications services in the State of Minas Gerais, today announced its first quarter 2006 results. The Company registered 57,126 new customers for the quarter, increasing its client base to 3,401,310. EBITDA reached R$86.6 million in the 1Q06, representing 34.6% of net service revenues.

Operating Highlights:

Net additions of 57,126 customers in the 1Q06

The Company’s customer base reached 3,401,310 during the first quarter of 2006, representing a 19% increase when compared to the same quarter of the previous year. For the quarter, net additions amounted to 57,126.

In the 1Q06, prepaid net additions were 68,843, bringing the total prepaid base to 2,556,505 or 75% of the total base. The postpaid base decreased by 11,717 subscribers, ending the quarter with 844,805 subscribers or 25% of the total base.

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Churn rate

For the first quarter of the year, blended annualized churn rate slightly increased to 30% from the 29% registered in the 4Q05. When compared to the previous quarter, the annualized prepaid churn rate increased by 1 p.p. reaching 33%. For the postpaid segment, which accounts for most of the revenues generated, churn rates increased by 3 p.p. to 21% when compared to the previous quarter. Despite the increasingly competitive environment, the annualized postpaid churn rate has been controlled and has not surpassed 25% for the last 3 years.

Operating revenues

Net service revenues totaled R$250.0 million for the quarter, a decrease of R$29.0 million or 10.4% over the previous quarter, due to a decrease of 7.2% in total traffic primarily associated with seasonality (9.0% decrease in outgoing traffic and 5.3% decrease in incoming traffic) and to increased promotional minutes offered in the quarter. When compared to the 1Q05, net service revenues increased by R$7.6 million or 3%.

Net equipment revenues for the quarter totaled R$28.3 million, an increase of 13.2% when compared to the R$25.0 million registered in the 4Q05. Such result has been attained due to reduced handset subsidies offered during the first quarter.

As a result, total net revenues were R$278.3 million for the quarter, 8.5% lower when compared with the last quarter, but 6% higher when compared to the same quarter of the previous year.

Data revenues represented 8.4% of net services revenues for the 1Q06. It should be noted that the criteria for presenting the data service revenues have been adjusted in order to become more comparable with the indicators presented by our peers. As a result, we have included the VAS (value-added service) revenues to the criteria. For comparison purposes, such indicator would have been 8.8% in the last quarter of 2005 as opposed to the 6.7% that was disclosed in the previous earnings release.

For the first quarter of the year, handset subsidies for client acquisitions were R$10.6 million or R$34.1 per gross addition, compared to the R$17.2 million and R$32.8 per gross addition registered in the previous quarter.

Operating costs and expenses

Cost of services for the first quarter of 2006 totaled R$61.2 million, 15.9% lower when compared to the previous quarter. This difference is primarily related to the decrease of Fistel

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activation taxes due to lower net additions and to lower interconnection costs associated with reduced outgoing traffic.

Selling and marketing expenses for the quarter totaled R$60.4 million, down 22.0% quarter-over-quarter due to reduced promotions and lower commissions related to a decrease on gross additions in the period as a result of seasonal factors.

Customer acquisition cost for the first quarter of 2006 increased to R$166 from the R$147 reported in the previous quarter. Despite the significant decrease on the total acquisition costs during the quarter, the customer acquisition cost increased due to lower gross additions (40% lower than the previous quarter).

Retention costs, as a percentage of net service revenues, remained fairly stable at 15.4% in the 1Q06 when compared to the 15.7% registered in the last quarter of 2005.

As anticipated in the previous earnings release G&A expenses remained within the range of 6% to 8% of net service revenues during the 1Q06, representing 7.8% of net service revenues or R$19.5 million.

Bad debt as a percentage of net service revenues increased to 4.7% when compared to the 2.3% reported in the previous quarter. When calculated against total net revenues, bad debt reached 4.2% during the 1Q06 compared to the 2.1% reported in the 4Q05. This increase is related to the credit profile of clients acquired during Christmas campaigns.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) for the 1Q06 totaled 176, representing a 10% decrease when compared to the 194 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased by 9% reaching R$64.0 for the 1Q06 compared to the R$70.2 registered in the 4Q05. The decrease in traffic usage and, consequently, in ARPUs, is primarily associated with seasonality.

For the first quarter of the year, prepaid MOU reached 27, representing a 14% decrease when compared to the 31 reported in the previous quarter. As a result, prepaid ARPU decreased by 16% reaching R$9.5 in the 1Q06 compared to the R$11.4 reported in the 4Q05.

As a result, blended ARPU for the 1Q06 decreased to R$23.3 compared to the R$26.7 registered in the 4Q05.

www.telemigholding.com.br - 3/12

Market share estimated at 37% in the quarter

Total market share was estimated at 37% in the first quarter of the year. Excluding Triângulo Mineiro region, market share was estimated at 39% compared to 41% registered in the previous quarter. Telemig Celular continues to expand its market share in the Triângulo Mineiro region at a very fast pace. After less than one year of operations, market share was already estimated at 15%.

Total gross sales share for 1Q06 was estimated at 30%. Excluding Triângulo Mineiro region, gross sale share was estimated at 29% compared to the 34% registered in the 4Q05. For the Triângulo Mineiro region, gross sale share was estimated at 34%.

EBITDA margin of 34.6% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the first quarter of 2006 reached R$86.6 million and 34.6%, respectively, compared to the R$102.2 million and 36.6% registered in the previous quarter.

Depreciation and amortization

For the 1Q06, depreciation and amortization expenses reached R$46.6 million, a decrease of 10% when compared to the R$51.9 million registered in the previous quarter.

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Net financial expense of R$14.7 million

	R$ million
	4Q05	1Q06
Interest Expense (a)	(14.6)	(34.4)
Interest Income (b)	34.9	32.0
Foreign Exchange Gain (Loss) (c)	(13.7)	17.1

Net Financial Income (Expense)	6.6	14.7

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

	R$ million
	4Q05	1Q06
Expense related to debt denominated in foreign currency	(20.0)	11.7
Gain (loss) on hedging operations	3.5	(24.8)
Sub-total	(16.5)	(13.1)
Expense related to debt denominated in Reais	(0.1)	0.0
Financial expense (debt related)	(16.6)	(13.1)
Net financial expense (not related to debt)**	(9.5)	(0.5)
Sub-total	(26.1)	(13.6)
Interest income – cash investing activities	32.7	28.3
Net Financial Income (Expense)	6.6	14.7
* Net of PIS/COFINS on interest income.
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF

Net income of R$31.6 million for the quarter

Net income for the 1Q06 totaled R$31.6 million, or R$1.785 per ADS (R$0.089 per thousand shares). When compared to the 1Q05, net income decreased by 4% or R$1.2 million.

Total debt of R$217.7 million for the quarter

As of March 31, 2006, total debt was R$217.7 million, 100% of which was denominated in U.S. Dollars. Of the total debt denominated in US Dollars, 85% was hedged by the end of the period.

Negative net debt of R$416.9 million

As of March 31, 2006, the Company’s indebtedness was offset by cash and cash equivalents (R$667.4 million) but was impacted by accounts payable from hedging operations (R$32.8 million), resulting in a negative net debt of R$416.9 million.

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Investments totaled R$16.1 million for the quarter

During the first quarter of 2006, Telemig Celular’s capital expenditures were R$16.1 million. The breakdown of such investments was as follows:

CAPEX breakdown

CAPEX (R$ million)	1Q05	2Q05	3Q05	4Q05	1Q06
Network	7.5	88.0	29.1	103.5	9.1
IS/IT	5.8	3.6	6.7	12.6	3.7
Others	2.8	4.6	3.5	9.0	3.3
T O T A L	16.1	96.2	39.3	125.1	16.1

Debt payment schedule

Year	R$ million	% denominated in foreign currency
2006	43.9	100.0%
2007	-	-
2008	-	-
2009	173.8	100.0%

Free cash flow

Free cash flow for the quarter was negative at R$18.5 million when compared to the positive cash flow of R$89.2 million registered in the previous quarter.

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Strong financial ratios

Ratios	1Q05	2Q05	3Q05	4Q05	1Q06
Net Debt/EBITDA (1)	(1.04)	(0.86)	(1.02)	(1.04)	(0.99)
Net Debt/Total Assets	(22%)	(19%)	(23%)	(22%)	(21%)
Interest Coverage Ratio (1)	9.6	9.5	10.1	11.7	10.3
Current Liquidity Ratio	2.3	2.2	2.3	1.7	1.9
(1) Last twelve months.

*******************

For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phones: (55 61) 3429-5600 / 5616 / 5617
Fax: (55 61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 7/12

OPERATIONAL DATA

	2005					2006	Var. %

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	(1Q06/4Q05)

Licensed Pops (in millions)	18.8	19.0	19.2	19.2	19.2	19.2	0.2%

Clients	2,857,654	2,973,130	3,042,414	3,344,184	3,344,184	3,401,310	1.7%
Postpaid	763,142	787,245	800,041	856,522	856,522	844,805	-1.4%
Prepaid	2,094,512	2,185,885	2,242,373	2,487,662	2,487,662	2,556,505	2.8%

MOU Incoming
Postpaid	70	72	76	75	73	69	-8.2%
Prepaid	26	25	24	23	24	21	-12.6%
MOU Outgoing
Postpaid	117	117	115	119	117	107	-10.4%
Prepaid	8	7	7	8	7	6	-17.3%

Total Outgoing Traffic (Million of Minutes)	313.6	314.9	323.1	348.7	1300.2	317.4	-9.0%
Total Incoming Traffic (Million of Minutes)	318.1	324.6	340.4	350.3	1333.4	331.6	-5.3%

Average Revenue per User - ARPU (R$)	26.5	26.9	26.9	26.7	26.8	23.3	-13.1%
Postpaid	64.4	68.7	69.5	70.2	68.3	64.0	-8.9%
Prepaid	12.6	11.8	11.7	11.4	11.8	9.5	-16.3%

Service Revenues (R$ millions)
Monthly Fee	53,904	57,764	58,074	57,393	227,134	52,267	-8.9%
Outgoing Traffic	75,185	95,730	100,578	104,895	376,389	98,665	-5.9%
Incoming Traffic	90,503	88,852	91,834	91,318	362,507	84,654	-7.3%
Other	22,863	22,163	24,943	25,453	95,421	14,440	-43.3%

TOTAL	242,455	264,509	275,429	279,059	1,061,452	250,027	-10.4%

Data Revenues (% of net serv. revenues)	6.0%	5.2%	5.6%	6.7%	5.9%	8.4%	1.7 p.p.

Cost of Services (R$ millions)
Leased lines	11,871	13,949	12,506	15,057	33,428	15,815	5.0%
Interconnection	19,648	12,966	9,265	15,516	139,559	9,347	-39.8%
Rent and network maintenance	12,753	14,502	15,118	16,976	42,413	17,821	5.0%
FISTEL and other taxes	13,355	14,502	13,377	19,672	51,884	14,848	-24.5%
Other	9,549	7,110	7,722	5,495	25,104	3,347	-39.1%

TOTAL	67,176	63,029	57,987	72,717	292,388	61,178	-15.9%

Churn - Annualized Rate	33.4%	34.3%	38.3%	28.7%	33.6%	30.2%	1.5 p.p.
Postpaid	23.5%	24.8%	21.7%	18.3%	22.0%	21.3%	3.0 p.p.
Prepaid	37.0%	37.7%	44.3%	32.4%	37.8%	33.2%	0.8 p.p.

Cost of Acquisition (R$)	145	147	141	147	145	166	13.3%
Retention Costs (% of net serv. revenues)	12.6%	13.0%	12.0%	15.7%	13.3%	15.4%	-0.3 p.p.
CAPEX (R$ millions)	16.1	96.3	39.2	125.1	276.7	16.1	-87.1%

Number of locations served	463	502	509	535	535	540	0.9%
Number of cell sites	1388	1598	1620	1677	1677	1677	0.0%
Number of switches	14	15	15	17	17	17	0.0%

Headcount	2,197	2,282	2,341	2,378	2,378	2,540	6.8%
Estimated Market Share
Total	46%	41%	39%	38%	38%	37%	-1.0 p.p
Minas Market - excluding Triângulo
Mineiro region	46%	44%	42%	41%	41%	39%	- 2.0 p.p
Triângulo Mineiro region	0%	4%	8%	12%	12%	15%	2.5 p.p

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INCOME STATEMENT (BR GAAP)

						(in R$ 000)

	2005					2006	Var. %

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	(1Q06/4Q05)

Service Revenues - GROSS	335,713	359,130	377,816	389,647	1,462,306	356,139	-8.6%
Equipment Revenues - GROSS	27,999	31,905	24,527	33,139	117,570	33,356	0.7%

Total Revenues - GROSS	363,712	391,035	402,343	422,786	1,579,876	389,495	-7.9%
Taxes	(100,957)	(102,686)	(108,562)	(118,737)	(430,942)	(111,191)	-6.4%

Service Revenues - NET	242,455	264,509	275,429	279,059	1,061,452	250,027	-10.4%
Equipment Revenues - NET	20,300	23,840	18,352	24,990	87,482	28,277	13.2%

Total Revenues - NET	262,755	288,349	293,781	304,049	1,148,934	278,304	-8.5%

Cost of Services	67,176	63,029	57,987	72,717	260,909	61,178	-15.9%
Cost of Equipment	29,254	39,570	27,458	42,206	138,488	38,890	-7.9%
Selling & Marketing Expenses	53,569	53,264	60,835	77,481	245,149	60,432	-22.0%
Bad Debt Expense	4,556	5,040	5,083	6,415	21,094	11,759	83.3%
General & Administrative Expenses	10,977	19,380	18,738	3,000	52,095	19,484	549.5%

EBITDA	97,223	108,066	123,680	102,230	431,199	86,561	-15.3%
%	40.1%	40.9%	44.9%	36.6%	40.6%	34.6%	-2.0 p.p.

Depreciation & Amortization	59,873	60,446	52,682	51,863	224,864	46,610	-10.1%
Interest Expense (1)	18,460	41,176	27,158	14,671	101,465	34,442	134.8%
Interest Income	(39,318)	(36,003)	(34,891)	(34,940)	(145,153)	(32,051)	-8.3%
Foreign Exchange Loss	1,901	(47,151)	(17,474)	13,658	(49,066)	(17,139)	-225.5%
Others	4,428	5,374	4,681	7,526	22,009	5,114	-32.0%
Income Taxes	13,391	30,336	21,180	5,916	70,823	12,946	118.8%
Minority Interests	5,709	12,121	10,687	3,620	32,137	5,053	39.6%

Net Income	32,779	41,767	59,657	39,916	174,119	31,586	-20.9%

Number of shares (thousand)	350,072,111	353,926,470	353,926,470	353,926,470	353,926,470	353,926,470	0.0%
Earnings per thousands shares (R$)	0.094	0.118	0.169	0.113	0.492	0.089	-20.9%
Earnings per ADS (R$)	1.873	2.360	3.371	2.256	9.839	1.785	-20.9%

(1) Interest paid: 1Q05 - R$13,068 thousand; 2Q05 - R$ 8,236 thousand; 3Q05 - R$10,282 thousand; 4Q05 - R$ 5,333 thousand; and, 1Q06 - R$ 9,152 thousand.

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BALANCE SHEET (BR GAAP)

					(R$ 000)

	1Q06	4Q05		1Q06	4Q05

Current Assets			Current Liabilities
Cash & cash equivalents	667,431	706,331	Loans & Financing	43,885	48,897
Accounts Receivable	226,445	226,403	Loan Interest	4,606	8,555
Taxes Receivable	87,295	76,455	Suppliers	284,103	302,672
Other Assets	86,579	29,889	Taxes Payable	56,002	56,404

	1,067,750	1,039,078	Dividends	102,557	102,593
			Other Current Liabilities	79,680	81,416

				570,833	600,537
Long-term Assets	305,584	299,853
			Loans & Financing	173,823	187,324
Deferred Assets	7,918	8,392
			Other Long-term Liabilities	63,335	47,679
Plant & Equipment
Cost	1,901,872	1,886,226	Minority Interest	153,424	148,371
Accumulated Depreciation	(1,251,913)	(1,211,428)

	649,959	674,798	Shareholders' Equity	1,069,796	1,038,210

	2,031,211	2,022,121		2,031,211	2,022,121

DEBT POSITION (BR GAAP)

(in R$ 000)

Debt	1Q06

US$

Short term	43,885
Long Term	173,823

Total	217,708

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CASH FLOW (BR GAAP)

		(in R$ 000)

	1Q06	YTD - 2006

Operating Activities:

Net income	31,586	31,586
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	46,610	46,610
Monetary variation and foreign exchange loss (principal)	(16,908)	(16,908)
Unrealized income on hedging operations	20,702	20,702
Deferred income taxes and social charges	(18,724)	(18,724)
Minority interest	5,053	5,053
Other	792	792
Changes in operating assets and liabilities	(90,327)	(90,327)

Net cash provided by operating activities	(21,216)	(21,216)

Investing Activities:

Proceeds from sale of property, plant and equipment	110	110
Capital expenditures	(16,153)	(16,153)
Additions to Deferred Assets	-	-

Net cash used in investing activities	(16,043)	(16,043)

Financing Activities:

New loans	-	-
Amortization of loans	(1,605)	(1,605)
Payment of dividends and interest on capital	(36)	(36)

Net cash used in financing activities	(1,641)	(1,641)

Net increase (decrease) in cash and cash equivalents	(38,900)	(38,900)

Cash and cash equivalents, beginning of the period	706,331	706,331

Cash and cash equivalents, end of the period	667,431	667,431

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GLOSSARY OF KEY INDICATORS

I) Average Subscribers
a) Average subscribers – monthly
Sum of subscribers at the beginning and the end of the month
2
b) Average subscribers – quarterly and year to date
Sum of the average subscribers for each month of the period
Number of months in the period
II) Churn Rate (Annualized)
a) Churn % quarterly
Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3
b) Churn % - year to date
YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period
III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods
IV) ARPU – Average Revenue per User
Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period
V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period
VI) Free Cash Flow
Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.
VII) Working Capital Variation
Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)
VIII) Interest Coverage Ratio
Interest Coverage Ratio = EBITDA / Interest Paid
IX) Current Liquidity Ratio
Current Liquidity Ratio = Current Assets / Current Liabilities
X) EBITDA
EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations